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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Marcus

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Field Point Drive
(No. and Street)

Fairfield, CT 06824
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Marcus (203) 254-3356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisman, Zucker, Klein + Ruttenberg, LLP
(Name – *if individual, state last, first, middle name*)

120 Bloomingdale Road - Suite 402, White Plains, N.Y. 10605
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Peter J. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Marcus, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Peter J. Marcus
Signature

Sole Proprietor
Title

STATE OF CT
COUNTY OF FAIRFIELD
SUBSCRIBED AND SWORN TO BEFORE ME,
THIS 27TH DAY OF FEBRUARY 2004

William Sherriff
Notary Public

OFFICIAL SEAL
Notary Public, Connecticut
County of Fairfield
WILLIAM SHERRIFF JR.
My Commission Expires Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZKR

EISMAN, ZUCKER, KLEIN & RUTTENBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS
120 BLOOMINGDALE ROAD • SUITE 402
WHITE PLAINS, NEW YORK 10605
TEL: 914 428 7733 FAX: 914 428 7903

February 24, 2004

Mr. Peter J. Marcus
127 Field Point Drive
Fairfield, CT 06824

Dear Mr. Marcus:

We have examined the accompanying report of financial condition (cash basis) of Peter J. Marcus, a Proprietorship, at December 31, 2003. Our examination was made in accordance with auditing standards generally accepted in the United States of America and included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

Our examination included the following procedures:

1. Verifications were obtained with respect to bank balances and cash accounts were reconciled.

2. A detailed review of the accounting systems, the system of internal accounting control and the procedures and system for safeguarding securities was performed, and no inadequacies were found to exist.

3. Written verification was obtained from you as to the absence of unrecorded assets and liabilities.

4. We have ascertained that the conditions of your exemption from Rule 15c3-3 section (K) (2) (ii) have been complied with during the period of our examination and on the examination date.

5. No procedures deemed necessary by us for the conduct of this examination were omitted.

6. No material differences exist, between the accompanying report as of December 31, 2003, and the most recently filed unaudited quarterly report for the three months ended December 31, 2003.

In our opinion, the accompanying report of financial condition (cash basis) presents fairly the financial condition of Peter J. Marcus, A Proprietorship, at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America, applied on a basis consistent with that of the preceding year.

Eisman, Zucker, Klein & Ruttenberg

Eisman, Zucker, Klein & Ruttenberg, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus | N 2 | | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/03 | 99

SEC FILE NO. 8-16391 | 98

Consolidated [ ] 198
Unconsolidated [ ] 199

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 2,976	200			$ 2,976	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other CLEARANCE ACCOUNT	15,000	300 (295)	$	550	15,000	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Spot commodities			430			$	850
8. Securities owned not readily marketable:							
A. At Cost	$ 130						
B. At estimated fair value			440	$	610		860
9. Other investments not readily marketable:							
A. At Cost	$ 140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities	$ 150						
B. Other	$ 160		460		630		880
11. *Secured demand notes-* market value of collateral:							
A. Exempted securities	$ 170						
B. Other	$ 180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value	$ 190						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	2,197	680	2,197	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530	50.	720	50.	930
16 TOTAL ASSETS		$ 17,976	540	$ 2,247.	740	$ 20,223.	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

BROKER OR DEALER Peter J. Marcus as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ -0- [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ 20,223. [1770]
28. Partnership- limited partners	$ [1020]	[1780]
29. Corporation		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 20,223. [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 20,223. [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY